EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

	Years ended December 31,
	2006	2005	2004
Earnings (loss) from continuing operations before income taxes and minority share owners’ interests	$142.6	$(218.6)	$210.3
Less: Equity earnings	(25.7)	(22.6)	(27.8)
Add: Total fixed charges deducted from earnings	498.0	479.7	489.1
Proportional share of pre-tax earnings of 50% owned associates	7.9	8.9	11.0
Dividends received from equity investees	45.0	11.0	12.8
Earnings available for payment of fixed charges	$667.8	$258.4	$695.4

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$475.3	$450.7	$460.0
Portion of operating lease rental deemed to be interest	9.8	13.0	14.2
Amortization of deferred financing costs and debt discount expense	12.9	16.0	14.9
Total fixed charges deducted from earnings	$498.0	$479.7	$489.1
Preferred stock dividends (increased to assumed pre-tax amount)	36.0	30.7	29.4
Combined fixed charges and preferred stock dividends	$534.0	$510.4	$518.5
Ratio of earnings to fixed charges	1.3		1.4
Deficiency of earnings available to cover fixed charges		$221.3
Ratio of earnings to combined fixed charges and preferred stock dividends	1.3		1.3
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends		252.0

	Years ended December 31,
	2003	2002
Loss from continuing operations before income taxes, minority share owners’ interests and cumulative effect of accounting change	$(438.0)	$(62.5)
Less: Equity earnings	(27.1)	(27.0)
Add: Total fixed charges deducted from earnings	440.6	384.9
Proportional share of pre-tax earnings of 50% owned associates	8.1	13.3
Dividends received from less than 50% owned associates	31.1	29.2
Earnings available for payment of fixed charges	$14.7	$337.9
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$415.4	$356.1
Portion of operating lease rental deemed to be interest	10.8	12.7
Amortization of deferred financing costs and debt discount expense	14.4	16.1
Total fixed charges deducted from earnings	$440.6	$384.9
Preferred stock dividends (increased to assumed pre-tax amount)	30.3	30.7
Combined fixed charges and preferred stock dividends	$470.9	$415.6
Deficiency of earnings available to cover fixed charges	$425.9	$47.0
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	456.2	77.7